Exhibit 99.2

KB Financial Group Inc.

Separate Interim Financial Statements

June 30, 2020

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of KB Financial Group Inc. (the “Company”), which comprise the separate interim statement of financial position as of June 30, 2020, the separate interim statements of comprehensive income for the three-month and six month periods ended June 30, 2020, changes in equity and cash flows for the six-month period ended June 30, 2020 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Emphasis of matter

The following matter may be helpful to the readers in their understanding of the condensed separate interim financial statements. Our review conclusion is not affected by this matter.

As described in Note 29.2 to the condensed separate interim financial statements, the ongoing COVID-19 pandemic has increased the estimation uncertainty on the Company’s expected credit losses on certain portfolios and potential impairment on assets and may have negative impacts on the Company’s separate interim financial statements.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The accompanying separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2019, changes in equity and cash flows for the six-month period ended June 30, 2019, were reviewed by other auditors whose report thereon, dated August 14, 2019, expressed that nothing came to their attention that caused them to believe that those interim financial statements are not prepared, in all material respects, in accordance with K-IFRS No. 1034 Interim Financial Reporting.

The separate statement of financial position of the Company as of December 31, 2019, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors in accordance with Korean Standards on Auditing and their report thereon, dated March 5, 2020, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2019, presented for comparative purposes, is consistent, in all material respects, with the audited separate statement of financial position from which it has been derived.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2020

This report is effective as of August 14, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Separate Interim Statements of Financial Position

June 30, 2020 and December 31, 2019

(In millions of Korean won)	Notes	June 30, 2020 (Unaudited)		December 31, 2019
Assets
Cash and due from financial institutions	4,5,6,28	~~W~~	32,080	~~W~~	18,537
Financial assets at fair value through profit or loss	4,5,7		1,568,882		413,909
Loans at amortized cost	4,5,8		150,000		120,000
Investments in subsidiaries	9		24,212,116		24,162,116
Property and equipment	10		3,688		4,170
Intangible assets	11		11,212		11,092
Deferred income tax assets	12		1,794		7,526
Other assets	4,5,13		623,905		609,286

Total assets		~~W~~	26,603,677	~~W~~	25,346,636

Liabilities
Debts	4,5,14	~~W~~	100,000	~~W~~	—
Debentures	4,5,15		6,255,663		5,543,446
Net defined benefit liabilities	16		1,530		437
Current income tax liabilities			449,799		417,414
Other liabilities	4,5,17		187,038		203,440

Total liabilities			6,994,030		6,164,737

Equity
Share capital	18		2,090,558		2,090,558
Hybrid securities	18		797,996		399,085
Capital surplus	18		14,759,273		14,742,814
Accumulated other comprehensive income	18		(7,702)		(7,664)
Retained earnings	18		3,105,710		3,093,294
Treasury shares	18		(1,136,188)		(1,136,188)

Total equity			19,609,647		19,181,899

Total liabilities and equity		~~W~~	26,603,677	~~W~~	25,346,636

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2020 and 2019

(In millions of Korean won, except per share amounts)	Notes	2020 (Unaudited)				2019 (Unaudited)
		Three months		Six months		Three months		Six months
Interest income		~~W~~	2,281	~~W~~	4,078	~~W~~	3,737	~~W~~	5,321
Interest expense			(32,351)		(64,449)		(33,120)		(64,746)

Net interest expense	20		(30,070)		(60,371)		(29,383)		(59,425)

Fee and commission income			231		378		214		350
Fee and commission expense			(2,941)		(4,197)		(2,360)		(3,218)

Net fee and commission expense	21		(2,710)		(3,819)		(2,146)		(2,868)

Net gains on financial assets at fair value through profit or loss	22		3,373		6,332		4,968		9,765

Net other operating income	23		—		974,930		—		926,934

General and administrative expenses	24		(16,155)		(31,466)		(16,544)		(30,942)

Operating profit (loss) before provision for credit losses			(45,562)		885,606		(43,105)		843,464
Provision for credit losses			—		—		—		—

Operating profit (loss)			(45,562)		885,606		(43,105)		843,464
Net non-operating income (expenses)	25		(5)		162		22		(48)

Profit (loss) before income tax			(45,567)		885,768		(43,083)		843,416
Income tax expense (benefit)	26		(4,038)		(5,747)		356		(1,466)

Profit (loss) for the period			(49,605)		880,021		(42,727)		841,950

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			37		(38)		(21)		(41)

Other comprehensive income (loss) for the period, net of tax			37		(38)		(21)		(41)

Total comprehensive income (loss) for the period		~~W~~	(49,568)	~~W~~	879,983	~~W~~	(42,748)	~~W~~	841,909

Earnings (loss) per share	27
Basic earnings (loss) per share		~~W~~	(136)	~~W~~	2,242	~~W~~	(109)	~~W~~	2,144
Diluted earnings (loss) per share			(135)		2,224		(109)		2,130

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2020 and 2019

							Accumulated
							Other
(In millions of Korean won)	Share		Hybrid		Capital		Comprehensive		Retained		Treasury		Total
	Capital		Securities		Surplus		Income		Earnings		Shares		Equity
Balance at January 1, 2019	~~W~~	2,090,558	~~W~~	—	~~W~~	14,742,814	~~W~~	(7,144)	~~W~~	3,213,556	~~W~~	(968,549)	~~W~~	19,071,235

Comprehensive income
Profit for the period		—		—		—		—		841,950		—		841,950
Remeasurements of net defined benefit liabilities		—		—		—		(41)		—		—		(41)

Total comprehensive income		—		—		—		(41)		841,950		—		841,909

Transactions with shareholders
Annual dividends		—		—		—		—		(759,736)		—		(759,736)
Acquisition of treasury shares		—		—		—		—		—		(267,639)		(267,639)
Issuance of hybrid securities		—		399,085		—		—		—		—		399,085
Dividends on hybrid securities		—		—		—		—		(2,142)		—		(2,142)

Total transactions with shareholders		—		399,085		—		—		(761,878)		(267,639)		(630,432)

Balance at June 30, 2019 (Unaudited)	~~W~~	2,090,558	~~W~~	399,085	~~W~~	14,742,814	~~W~~	(7,185)	~~W~~	3,293,628	~~W~~	(1,236,188)	~~W~~	19,282,712

Balance at January 1, 2020	~~W~~	2,090,558	~~W~~	399,085	~~W~~	14,742,814	~~W~~	(7,664)	~~W~~	3,093,294	~~W~~	(1,136,188)	~~W~~	19,181,899

Comprehensive income
Profit for the period		—		—		—		—		880,021		—		880,021
Remeasurements of net defined benefit liabilities		—		—		—		(38)		—		—		(38)

Total comprehensive income		—		—		—		(38)		880,021		—		879,983

Transactions with shareholders
Annual dividends		—		—		—		—		(861,092)		—		(861,092)
Consideration for exchaneable rights		—		—		16,459		—		—		—		16,459
Issuance of hybrid securities		—		398,911		—		—		—		—		398,911
Dividends on hybrid securities		—		—		—		—		(6,513)		—		(6,513)

Total transactions with shareholders		—		398,911		16,459		—		(867,605)		—		(452,235)

Balance at June 30, 2020 (Unaudited)	~~W~~	2,090,558	~~W~~	797,996	~~W~~	14,759,273	~~W~~	(7,702)	~~W~~	3,105,710	~~W~~	(1,136,188)	~~W~~	19,609,647

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2020 and 2019

(In millions of Korean won)	Notes	2020 (Unaudited)		2019 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	880,021	~~W~~	841,950

Adjustment for non-cash items
Depreciation and amortization			1,864		2,408
Share-based payments			(687)		1,713
Net interest expense			988		2,378
Net losses (gains) on valuation on financial assets at fair value through profit or loss			612		(2,981)
Net other expenses			581		1,121

			3,358		4,639

Changes in operating assets and liabilities
Deferred income tax assets			5,747		1,458
Other assets			475,285		(893)
Other liabilities			(472,046)		(7,980)

			8,986		(7,415)

Net cash inflow from operating activities			892,365		839,174

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(2,694,561)		(2,010,000)
Disposal of financial assets at fair value through profit of loss			1,538,976		1,828,054
Acquisition of investments in subsidiaries			(50,000)		(100,000)
Increase in loans at amortized cost			(30,000)		(70,000)
Acquisition of property and equipment			(586)		(4,028)
Acquisition of intangible assets			(171)		(703)
Disposal of intangible assets			—		41
Net decrease(increase) in guarantee deposits paid			380		(1,515)
Other investing activities			(1,471)		(86)

Net cash outflow from investing activities			(1,237,433)		(358,237)

Cash flows from financing activities
Increase in debts			100,000		418,705
Decrease in debts			—		(717,026)
Increase in debentures			1,297,566		818,087
Decrease in debentures			(570,000)		(648,579)
Dividends paid to shareholders			(861,092)		(759,736)
Principal elements of lease payments			(261)		(273)
Acquisition of treasury shares			—		(269,219)
Issuance of hybrid securities			398,911		399,085
Dividends paid on hybrid securities			(6,513)		—

Net cash inflow (outflow) from financing activities			358,611		(758,956)

Net increase (decrease) in cash and cash equivalents			13,543		(278,019)
Cash and cash equivalents at the beginning of the period	28		18,534		344,299

Cash and cash equivalents at the end of the period	28	~~W~~	32,077	~~W~~	66,280

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 26, Gukjegeumyung-ro-8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of June 30, 2020, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary on October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender after in May 2017.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The separate financial statements were prepared in accordance with Korean IFRS 1027, Separate Financial Statements.

The Company’s separate interim financial statements for the six-month period ended June 30, 2020, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting and contain less information than is required in annual separate financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Company since the end of the previous annual reporting period. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of June 30, 2020.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

2.1.1 New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To assess whether an acquired set of activities and assets is a business, the amendments requires an entity to consider an input that have the ability to contribute to the creation of outputs significantly and a substantive process and exclude economic benefits from lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements. However, the amendment may have impact on the financial statements if business combination occurs in the future.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the explanation of the definition of materiality. The feature of information users needs to be considered when the Company determines the information to be disclosed and the effects of immaterial information as well as omission or misstatement of material information when determining materiality. The amendment does not have a significant impact on the financial statements.

•	The IFRS Interpretations Committee (IFRIC) Agenda Decision – Lease term

On December 16, 2019, the IFRS Interpretations Committee announced an interpretation of the “lease term and useful life of leasehold improvements”. This interpretation deals with how to determine the lease term of a cancellable lease or a renewable lease and whether the useful life of non-removable leasehold improvements is limited by the relevant lease term. According to this interpretation, the Company should identify factors to consider the broader economic penalty, reflect identified factors to accounting policies, and calculate lease term based on accounting policy.

The Company is assessing the impact that the change in accounting policy of enforceable period will have on the Company’s financial statements, and the Company will apply the impact in the financial statements once the assessment is completed.

2.1.2 New standards and interpretations not yet adopted by the Company

The Company has not applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020.

•	Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19-Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this Standard if the change were not a lease modification. These amendments should be applied for annual periods beginning on or after June 1, 2020, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of the separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Significant accounting estimates and assumptions applied in the preparation of these separate interim financial statements are the same as those applied to the separate financial statements for the year ended December 31, 2019, except for the estimates used to determine income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these separate financial statements have been consistently applied to all periods presented, except for the impact of changes due to adopting new and amended standards and interpretations.

3.1 Income Tax Expenses for the Interim Period

Income tax expense for the interim period is measured applying the expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies, assessment and management process of risks. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk management organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite. The committee approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Company’s risk management.

Risk Management Division

The Risk Management Division is responsible for conducting detailed policies, procedures and working processes relating to the Company’s risk management.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of possible losses in an asset portfolio in the event of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit risk management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Due from financial institutions	~~W~~	32,080	~~W~~	18,537
Loans at amortized cost		150,000		120,000
Loans at fair value through profit or loss		1,277,993		122,408
Other financial assets		24,540		19,814

	~~W~~	1,484,613	~~W~~	280,759

4.2.4 Credit risk of loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses within certain range by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. For financial assets at amortized cost, the Company measures the expected credit losses and presents it in the financial statements netting the allowance from the related loans; for financial assets measured at fair value through other comprehensive income, the Company presents it in the statements using other comprehensive income.

4.2.4.1 Credit risk exposure

Loans as of June 30, 2020 and December 31, 2019, are classified as follows:

(In millions of Korean won)	June 30, 2020
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Financial assets at amortized cost
Corporate
Grade 1	~~W~~	150,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	150,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	150,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	150,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)	December 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Financial assets at amortized cost
Corporate
Grade 1	~~W~~	120,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	120,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	120,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	120,000

Credit quality of loans graded according to the probability of default as of June 30, 2020 and December 31, 2019, are as follows:

Range of PD (%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit risk of due from financial institutions

The credit quality of due from financial institutions as of June 30, 2020 and December 31, 2019, are classified as follows:

(In millions of Korean won)	June 30, 2020
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost
Grade 1	~~W~~	32,080	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	32,080
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	32,080	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	32,080

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.5 Credit risk of due from financial institutions (cont’d)

(In millions of Korean won)	December 31, 2019
	The financial instruments applying 12-month expected credit losses		The financial instruments applying lifetime expected credit losses				Financial instruments not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions at amortized cost
Grade 1	~~W~~	18,537	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,537
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	18,537	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,537

4.2.6 Credit risk concentration analysis

Details of the Company’s loans by country as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	1,427,993	100.00	~~W~~	—	~~W~~	1,427,993

(In millions of Korean won)	December 31, 2019
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	242,408	100.00	~~W~~	—	~~W~~	242,408

[1]	The amounts include Loans at fair value through profit and loss and Loans at amortized cost.

Details of the Company’s corporate loans by industry as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Corporate loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	1,427,993	100.00	~~W~~	—	~~W~~	1,427,993

(In millions of Korean won)	December 31, 2019
	Corporate loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	242,408	100.00	~~W~~	—	~~W~~	242,408

[1]	The amounts include Loans at fair value through profit and loss and Loans at amortized cost.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.2.6 Credit risk concentration analysis (cont’d)

Details of the Company’s due from financial institutions by industry as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Corporate loans		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Financial institutions	~~W~~	32,080	100.00	~~W~~	—	~~W~~	32,080

(In millions of Korean won)	December 31, 2019
	Corporate loans		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Financial institutions	~~W~~	18,537	100.00	~~W~~	—	~~W~~	18,537

Details of the Company’s due from financial institutions by country as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Corporate loans		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	32,080	100.00	~~W~~	—	~~W~~	32,080

(In millions of Korean won)	December 31, 2019
	Corporate loans		%	Allowances		Carrying amount
Due from financial institutions at amortized cost
Korea	~~W~~	18,537	100.00	~~W~~	—	~~W~~	18,537

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-balance items by maturity groups: on demand, less than one month, between one month to three months, between three months to one year, between one year to five years and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.3.2. Liquidity risk management

The liquidity risk is managed by liquidity management principles and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	32,080	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	32,080
Financial assets at fair value through profit or loss[2]		1,277,993		—		—		—		—		290,889		1,568,882
Loans at amortized cost		—		51,098		—		102,189		—		—		153,287
Other financial assets		428		6,185		15,824		190		230		—		22,857

	~~W~~	1,310,501	~~W~~	57,283	~~W~~	15,824	~~W~~	102,379	~~W~~	230	~~W~~	290,889	~~W~~	1,777,106

Financial liabilities
Debts	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	100,000
Debentures		—		6,182		146,331		1,010,097		3,879,145		1,812,581		6,854,336
Lease liabilities		—		46		88		279		191		—		604
Other financial liabilities		—		5,894		—		8,412		—		—		14,306

	~~W~~	—	~~W~~	12,122	~~W~~	146,419	~~W~~	1,118,788	~~W~~	3,879,336	~~W~~	1,812,581	~~W~~	6,969,246

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities (cont’d)

(In millions of Korean won)	December 31, 2019
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	18,619	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,619
Financial assets at fair value through profit or loss[2]		122,408		—		—		—		—		291,501		413,909
Loans at amortized cost		—		—		71,523		51,098		—		—		122,621
Other financial assets		—		925		—		15,660		—		—		16,585

	~~W~~	141,027	~~W~~	925	~~W~~	71,523	~~W~~	66,758	~~W~~	—	~~W~~	291,501	~~W~~	571,734

Financial liabilities
Debentures	~~W~~	—	~~W~~	105,903	~~W~~	224,578	~~W~~	723,474	~~W~~	3,624,305	~~W~~	1,134,756	~~W~~	5,813,016
Lease liabilities		—		44		85		249		215		—		593
Other financial liabilities		—		1,819		—		—		—		—		1,819

	~~W~~	—	~~W~~	107,766	~~W~~	224,663	~~W~~	723,723	~~W~~	3,624,520	~~W~~	1,134,756	~~W~~	5,815,428

[1]	The amount of ~~W~~ 3 million and ~~W~~ 3 million, respectively, which is restricted due from the financial institutions as of June 30, 2020 and December 31, 2019, is excluded.
[2]	Hybrid securities included in financial assets at fair value through profit or loss are included in the ‘Over 5 years’ category since the point of disposal is uncertain.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value of future cash flows of financial instruments. The most significant risk of the Company is interest rate risk.

4.4.2 Interest rate risk

Definition of interest rate risk

Interest rate risk is the risk that may occur due to changes in interest rates; such as, the value (fair value) change risk in statement of financial position line items and cash flow change risk in interest income and expense arising from investing and financing activities.

Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through measurement and management of Value at Risk for the interest rate.

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair value of Financial Instruments

5.1.1 The carrying amounts and fair value of financial assets and liabilities by category as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	290,889	~~W~~	290,889
Loans		1,277,993		1,277,993
Financial assets at amortized cost
Due from financial institutions		32,080		32,080
Loans		150,000		150,000
Other financial assets		24,540		24,540

	~~W~~	1,775,502	~~W~~	1,775,502

Financial liabilities
Financial liabilities at amortized cost
Debts	~~W~~	100,000	~~W~~	100,000
Debentures		6,255,663		6,427,397
Other financial liabilities		28,215		28,215

	~~W~~	6,383,878	~~W~~	6,555,612

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.1.1 The carrying amounts and fair value of financial assets and liabilities by category as of June 30, 2020 and December 31, 2019, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2019
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	291,501	~~W~~	291,501
Loans		122,408		122,408
Financial assets at amortized cost
Due from financial institutions		18,537		18,537
Loans		120,000		120,000
Other financial assets		19,814		19,814

	~~W~~	572,260	~~W~~	572,260

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	5,543,446	~~W~~	5,631,217
Other financial liabilities		14,940		14,940

	~~W~~	5,558,386	~~W~~	5,646,157

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.1.1 The carrying amounts and fair value of financial assets and liabilities by category as of June 30, 2020 and December 31, 2019, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or valuation results from independent external professional valuation institution.

Loans at amortized cost	DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Debts	DCF model is used to determine the fair value of debts, but in the case of short-term maturity, the carrying amount is used as the fair value.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

5.1.2 Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.1.2 Fair value hierarchy (cont’d)

The Company classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3	The fair values are based on unobservable inputs for the asset or liability.

When the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. Assessing the significance of a particular input to the entire measurement requires judgment, taking into account factors specific to the asset or liability. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

5.1.2.1 Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets measured at fair value in the statement of financial position as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	290,889	~~W~~	290,889
Loans		—		1,277,993		—		1,277,993

	~~W~~	—	~~W~~	1,277,993	~~W~~	290,889	~~W~~	1,568,882

(In millions of Korean won)	December 31, 2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	291,501	~~W~~	291,501
Loans		—		122,408		—		122,408

	~~W~~	—	~~W~~	122,408	~~W~~	291,501	~~W~~	413,909

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.1.2.1 Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities at fair value in the statements of financial position and classified as Level 2 as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Loans	~~W~~	1,277,993	DCF model	Interest, Discount rate, etc.

(In millions of Korean won)	December 31, 2019
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss
Loans	~~W~~	122,408	DCF model	Interest, Discount rate, etc.

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	32,080	~~W~~	—	~~W~~	32,080
Loans at amortized cost[2]		—		—		150,000		150,000
Other financial assets[3]		—		—		24,540		24,540

	~~W~~	—	~~W~~	32,080	~~W~~	174,540	~~W~~	206,620

Financial liabilities
Debts[4]		~~W~~—	~~W~~	100,000	~~W~~	—	~~W~~	100,000
Debentures		—		6,427,397		—		6,427,397
Other financial liabilities[3]		—		—		28,215		28,215

	~~W~~	—	~~W~~	6,527,397	~~W~~	28,215	~~W~~	6,555,612

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair values are disclosed (cont’d)

(In millions of Korean won)	December 31, 2019
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	18,537	~~W~~	—	~~W~~	18,537
Loans at amortized cost[2]		—		—		120,000		120,000
Other financial assets[3]		—		—		19,814		19,814

	~~W~~	—	~~W~~	18,537	~~W~~	139,814	~~W~~	158,351

Financial liabilities
Debentures	~~W~~	—	~~W~~	5,631,217	~~W~~	—	~~W~~	5,631,217
Other financial liabilities[3]		—		—		14,940		14,940

	~~W~~	—	~~W~~	5,631,217	~~W~~	14,940	~~W~~	5,646,157

[1]	Because due from financial institutions classified as level 2 are deposits on demand, carrying amounts are reasonable approximations of fair values.
[2]	Because loans at amortized cost classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approximations of fair values.
[4]	For borrowings classified as Level 2, the carrying amount was considered an approximation of fair value and the carrying amount was disclosed at fair value.

Valuation techniques and inputs used in the fair value measurement

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, we do not disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	Fair value				Valuation Techniques	Inputs
	June 30, 2020		December 31, 2019
Financial liabilities
Debentures	~~W~~	6,427,397	~~W~~	5,631,217	DCF model	Discount rate

5.2 Level 3 of the Fair Value Hierarchy Disclosure

5.2.1 Valuation policy and process for fair value measurement categorized as Level 3

The Company uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Company’s assets at the end of every reporting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on assumption that is unobservable in the market

Details of changes in Level 3 of the fair value hierarchy for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through profit or loss
	2020		2019
Beginning balance	~~W~~	291,501	~~W~~	289,179
Total gains or losses
- Profit or loss for the period		(612)		2,980
- Other comprehensive income		—		—
Purchases		—		—
Sales		—		—
Issues		—		—
Settlements		—		—
Transfers into Level 3		—		—
Transfers out of Level 3		—		—

Ending balance	~~W~~	290,889	~~W~~	292,159

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and profit or loss from financial instruments held at the end of the reporting period in the statement of comprehensive income for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020						2019
	Losses from financial investments at fair value through profit or loss		Other operating income		Net interest income		Gains from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(612)	~~W~~	—	~~W~~	—	~~W~~	2,980	~~W~~	—	~~W~~	—
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	~~W~~	(612)	~~W~~	—	~~W~~	—	~~W~~	2,980	~~W~~	—	~~W~~	—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.2.3 Sensitivity analysis of changes in unobservable inputs

5.2.3.1 Information about fair value measurements using unobservable inputs as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~290,889	Hull and White Model, Monte Carlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Interest rate estimation variability	Discount rate	1.99 ~ 4.50	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.54	The higher the volatility, the higher the fair value fluctuation

(In millions of Korean won)	December 31, 2019
	Fair value	Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~291,501	Hull and White Model, Monte Carlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Interest rate estimation variability	Discount rate	2.05 ~ 4.45	The lower the discount rate, the higher the fair value
				Volatility of interest rate	0.50	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable outcome. There are hybrid securities whose fair value changes are recognized in profit or loss.

The results of the sensitivity analysis from changes in inputs as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities[1]	~~W~~	2,042	~~W~~	(2,049)	~~W~~	—	~~W~~	—

[1]

For equity securities, the changes in fair value are calculated by increasing or decreasing correlations between discount rate (1.99 ~ 4.50%) which are principal unobservable input parameters. And, the changes in fair value are calculated by increasing or decreasing the correlation coefficient between short-term and long-term interests or volatility of the interest rates, which are unobservable inputs, by 1%.

(In millions of Korean won)	December 31, 2019
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities[1]	~~W~~	3,215	~~W~~	(3,195)	~~W~~	—	~~W~~	—

[1]

For equity securities, the changes in fair value are calculated by increasing or decreasing correlations between discount rate (2.05 ~ 4.45%) which are principal unobservable input parameters. And, the changes in fair value are calculated by increasing or decreasing the correlation coefficient between short-term and long-term interests or volatility of the interest rates, which are unobservable inputs, by 1%.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

6. Due from Financial Institution

Details of due from financial institution as June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (As of June 30, 2020)	June 30, 2020		December 31, 2019
Due from financial institution in Korean won	Due from banks	Kookmin Bank	0.00 ~ 0.25	~~W~~	32,080	~~W~~	18,537

Details of a maturity analysis of due from financial institution, excluding restricted cash, as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	32,077	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	32,077

(In millions of Korean won)	December 31, 2019
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	18,534	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,534

Restricted cash from financial institution as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	Financial Institution	June 30, 2020		December 31, 2019		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft establishment

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

7. Financial Assets at Fair Value through Profit or Loss

Details of financial assets at fair value through profit or loss as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	290,889	~~W~~	291,501
Loans		1,277,993		122,408

	~~W~~	1,568,882	~~W~~	413,909

8. Loans at amortized cost

Details of loans at amortized cost as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Financial assets at fair value through profit or loss
Loans at amortized cost	~~W~~	150,000	~~W~~	120,000
Less: Allowances for loan losses		—		—

Carrying amount	~~W~~	150,000	~~W~~	120,000

9. Investments in Subsidiaries

Details of subsidiaries as of June 30, 2020, are as follows:

Name of subsidiary	Industry	Location
Kookmin Bank	Banking and domestic, foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd	Insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
KB Asset Management Co., Ltd.	Investment advisory and collective investment	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

9. Investments in Subsidiaries (cont’d)

Investments in subsidiaries as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won, except for shares and ownership %)	Number of Issued Shares	Ownership (%)	Carrying amount
Name of subsidiary	As of June 30, 2020		June 30, 2020		December 31, 2019
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.[1]	25,227,566	100.00		673,811		623,811
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Savings Bank Co., Ltd.	8,001,912	100.00		157,544		157,544
KB Investment Co., Ltd.	22,525,328	100.00		154,910		154,910
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334
KB Credit Information Co., Ltd.	1,252,400	100.00		23,621		23,621

			~~W~~	24,212,116	~~W~~	24,162,116

[1]	Carrying amount of investments in KB Capital Co., Ltd. increased ~~W~~ 50 billion due to paid-in capital increase for the six-month period ended June 30, 2020.

Changes in accumulated impairment losses on investments in subsidiaries for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

(In millions of Korean won)	2019
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

10. Property and Equipment

Details of property and equipment as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	4,119	~~W~~	(2,787)	~~W~~	—	~~W~~	1,332
Equipment and others		5,404		(3,498)		—		1,906
Right-of-use property and equipment-Buildings		827		(679)		—		148
Right-of-use property and equipment -Vehicles		998		(704)		—		294
Right-of-use property and equipment -Others		36		(28)		—		8

	~~W~~	11,384	~~W~~	(7,696)	~~W~~	—	~~W~~	3,688

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	4,119	~~W~~	(2,309)	~~W~~	—	~~W~~	1,810
Equipment and others		4,818		(2,946)		—		1,872
Right-of-use property and equipment-Buildings		683		(490)		—		193
Right-of-use property and equipment -Vehicles		904		(624)		—		280
Right-of-use property and equipment -Others		36		(21)		—		15

	~~W~~	10,560	~~W~~	(6,390)	~~W~~	—	~~W~~	4,170

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

11. Intangible Assets

Details of intangible assets as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	4,978	~~W~~	(3,386)	~~W~~	—	~~W~~	1,592
Membership rights		9,765		—		(1,338)		8,427
Other intangible assets		5,493		(4,300)		—		1,193

	~~W~~	20,236	~~W~~	(7,686)	~~W~~	(1,338)	~~W~~	11,212

(In millions of Korean won)	December 31, 2019
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	4,849	~~W~~	(3,101)	~~W~~	—	~~W~~	1,748
Membership rights		9,765		—		(1,786)		7,979
Other intangible assets		5,451		(4,086)		—		1,365

	~~W~~	20,065	~~W~~	(7,187)	~~W~~	(1,786)	~~W~~	11,092

12. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,269	~~W~~	—	~~W~~	2,269
Membership rights		368		—		368
Defined benefit obligation		2,887		—		2,887
Plan assets		—		(2,887)		(2,887)
Short-term employee benefits		862		—		862
Financial assets at fair value through profit or loss		2,506		—		2,506
Others		538		(4,749)		(4,211)

		9,430		(7,636)		1,794

Offsetting of deferred tax assets and liabilities		(7,636)		7,636		—

	~~W~~	1,794	~~W~~	—	~~W~~	1,794

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

12. Deferred Income Tax Assets and Liabilities (cont’d)

(In millions of Korean won)	December 31, 2019
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	3,260	~~W~~	—	~~W~~	3,260
Membership rights		491		—		491
Defined benefit obligation		2,888		—		2,888
Plan assets		—		(2,888)		(2,888)
Short-term employee benefits		1,193		—		1,193
Financial assets at fair value through profit or loss		2,337		—		2,337
Others		449		(204)		245

		10,618		(3,092)		7,526

Offsetting of deferred tax assets and liabilities		(3,092)		3,092		—

	~~W~~	7,526	~~W~~	—	~~W~~	7,526

13. Other Assets

Details of other assets as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Other financial assets
Receivables	~~W~~	5,334	~~W~~	—
Accrued income		3,320		3,654
Guarantee deposits		15,886		16,160

		24,540		19,814
Other non-financial assets
Receivables		596,459		588,765
Prepaid expenses		1,275		556
Advanced payments		1,631		151

		599,365		589,472

	~~W~~	623,905	~~W~~	609,286

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

14. Debts

Debts as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Borrowings	~~W~~	100,000	~~W~~	—

Details of borrowings as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)		Lender	Issued date	Maturity date	Annual interest rates (%) as of June 30, 2020	June 30, 2020		December 31, 2019
Borrowings in Korean won	Other borrowings	MERITZ Securities Co., Ltd.	June 29, 2020	Nov. 03, 2020	1.06	~~W~~	100,000	~~W~~	—

The maturities of debts as of June 30, 2020, are as follows:

(In millions of Korean won)	June 30, 2020
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

15. Debentures

Details of debentures as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
	Issued date	Expiration date	Annual interest rates (%) as of June 30, 2020	June 30, 2020		December 31, 2019
Unguaranteed debentures No. 3-3	Aug. 13, 2013	Aug. 13, 2020	3.65	~~W~~	70,000	~~W~~	70,000
Unguaranteed debentures No. 5-2	Mar. 19, 2014	Mar. 19, 2021	3.50		50,000		50,000
Unguaranteed debentures No. 6	Feb. 26, 2015	Feb. 26, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 8	June 23, 2015	June 23, 2020	2.34		—		100,000
Unguaranteed debentures No. 9	June 23, 2015	June 23, 2022	2.52		150,000		150,000
Unguaranteed debentures No. 10	Sept. 17, 2015	Sept. 17, 2020	2.16		20,000		20,000
Unguaranteed debentures No. 11	Sept. 23, 2015	Sept. 23, 2020	2.06		30,000		30,000
Unguaranteed debentures No. 12-2	Nov. 27, 2015	Nov. 27, 2020	2.26		110,000		110,000
Unguaranteed debentures No. 12-3	Nov. 27, 2015	Nov. 27, 2022	2.38		50,000		50,000
Unguaranteed debentures No. 14-1	Dec. 09, 2015	Dec. 09, 2020	2.27		140,000		140,000
Unguaranteed debentures No. 14-2	Dec. 09, 2015	Dec. 09, 2022	2.38		30,000		30,000
Unguaranteed debentures No. 15-2	May 12, 2016	May 12, 2021	1.72		220,000		220,000
Unguaranteed debentures No. 15-3	May 12, 2016	May 12, 2026	2.01		200,000		200,000
Unguaranteed debentures No. 16-2	May 27, 2016	May 27, 2021	1.78		60,000		60,000
Unguaranteed debentures No. 16-3	May 27, 2016	May 27, 2023	1.91		150,000		150,000
Unguaranteed debentures No. 17	June 27, 2016	June 27, 2021	1.51		50,000		50,000
Unguaranteed debentures No. 18-2	July 25, 2016	July 25, 2021	1.45		110,000		110,000
Unguaranteed debentures No. 18-3	July 25, 2016	July 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No. 19-2	Aug. 25, 2016	Aug. 25, 2021	1.46		100,000		100,000
Unguaranteed debentures No. 19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No. 20-2	Nov. 28, 2016	Nov. 28, 2021	2.28		50,000		50,000
Unguaranteed debentures No. 21	Jan. 25, 2017	Jan. 23, 2020	1.82		—		100,000
Unguaranteed debentures No. 22-1	Feb. 28, 2017	Feb. 28, 2020	1.89		—		120,000
Unguaranteed debentures No. 22-2	Feb. 28, 2017	Feb. 28, 2022	2.11		110,000		110,000
Unguaranteed debentures No. 23	Mar. 23, 2017	Mar. 23, 2020	1.95		—		80,000
Unguaranteed debentures No. 24	Apr. 06, 2017	Apr. 06, 2020	1.97		—		70,000
Unguaranteed debentures No. 25-2	May 24, 2017	May 24, 2020	1.97		—		100,000
Unguaranteed debentures No. 25-3	May 24, 2017	May 24, 2022	2.23		270,000		270,000
Unguaranteed debentures No. 25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No. 26-1	June 27, 2017	June 27, 2022	2.18		50,000		50,000
Unguaranteed debentures No. 26-2	June 27, 2017	June 27, 2024	2.34		200,000		200,000
Unguaranteed debentures No. 27	July 19, 2017	July 19, 2024	2.41		100,000		100,000
Unguaranteed debentures No. 28-1	Aug. 30, 2017	Aug. 30, 2022	2.30		60,000		60,000
Unguaranteed debentures No. 28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000		30,000
Unguaranteed debentures No. 28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No. 29-1	Sept. 19, 2017	Sept. 19, 2022	2.29		150,000		150,000
Unguaranteed debentures No. 29-2	Sept. 19, 2017	Sept. 19, 2024	2.44		110,000		110,000
Unguaranteed debentures No. 30	Jan. 25, 2018	Jan. 25, 2021	2.45		80,000		80,000
Unguaranteed debentures No. 31-1	Feb. 28, 2018	Feb. 26, 2021	2.57		150,000		150,000
Unguaranteed debentures No. 31-2	Feb. 28, 2018	Feb. 28, 2023	2.81		50,000		50,000
Unguaranteed debentures No. 31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No. 32-1	Apr. 06, 2018	Apr. 06, 2021	2.50		60,000		60,000
Unguaranteed debentures No. 32-2	Apr. 06, 2018	Apr. 06, 2023	2.71		80,000		80,000
Unguaranteed debentures No. 32-3	Apr. 06, 2018	Apr. 06, 2028	2.86		20,000		20,000
Unguaranteed debentures No. 33-1	June 12, 2018	June 12, 2023	2.81		100,000		100,000
Unguaranteed debentures No. 33-2	June 12, 2018	June 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No. 34-1	July 25, 2018	July 23, 2021	2.41		40,000		40,000
Unguaranteed debentures No. 34-2	July 25, 2018	July 25, 2023	2.65		70,000		70,000
Unguaranteed debentures No. 34-3	July 25, 2018	July 25, 2025	2.71		20,000		20,000
Unguaranteed debentures No. 34-4	July 25, 2018	July 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No. 35	Oct. 05, 2018	Oct. 05, 2023	2.52		120,000		120,000
Unguaranteed debentures No. 36-1	Feb. 22, 2019	Feb. 22, 2022	2.03		120,000		120,000
Unguaranteed debentures No. 36-2	Feb. 22, 2019	Feb. 22, 2024	2.11		230,000		230,000
Unguaranteed debentures No. 36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		60,000
Unguaranteed debentures No. 37-1	Mar. 15, 2019	Mar. 15, 2024	2.06		140,000		140,000
Unguaranteed debentures No. 37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		70,000
Unguaranteed debentures No. 38-1	June. 19, 2019	June 19, 2026	1.73		80,000		80,000
Unguaranteed debentures No. 38-2	June. 19, 2019	June 19, 2029	1.77		120,000		120,000
Unguaranteed debentures No. 39-1	Oct. 15, 2019	Oct. 15, 2024	1.60		80,000		80,000
Unguaranteed debentures No. 39-2	Oct. 15, 2019	Oct. 15, 2029	1.67		40,000		40,000
Unguaranteed debentures No. 40-1	Dec. 04, 2019	Dec. 04, 2024	1.76		70,000		70,000
Unguaranteed debentures No. 40-2	Dec. 04, 2019	Dec. 04, 2029	1.87		30,000		30,000
Unguaranteed debentures No. 41-1	Jan. 16, 2020	Jan. 16, 2023	1.64		110,000		—
Unguaranteed debentures No. 41-2	Jan. 16, 2020	Jan. 16, 2025	1.74		100,000		—
Unguaranteed debentures No. 41-3	Jan. 16, 2020	Jan. 16, 2030	1.88		40,000		—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

15. Debentures (cont’d)

(In millions of Korean won)
	Issued date	Expiration date	Annual interest rates (%) as of June 30, 2020	June 30, 2020		December 31, 2019
Subordinated debentures No. 1-1	Feb. 18, 2020	Feb. 18, 2030	2.21		370,000		—
Subordinated debentures No. 1-2	Feb. 18, 2020	Feb. 18, 2035	2.26		30,000		—
Unguaranteed debentures No. 42-1	May 13, 2020	May 13, 2025	1.59		130,000		—
Unguaranteed debentures No. 42-2	May 13, 2020	May 13, 2030	1.78		70,000		—
Unguaranteed debentures No. 43-1	June 16, 2020	June 16, 2023	1.18		50,000		—
Unguaranteed debentures No. 43-2	June 16, 2020	June 16, 2025	1.44		110,000		—
Unguaranteed debentures No. 43-3	June 16, 2020	June 16, 2030	1.63		50,000		—
Exchangeable bonds No.1[1]	June 30, 2020	June 30, 2025	0.00		240,000		—

					6,280,000		5,550,000
		Less: Bond Discounts			(7,751)		(6,554)
		Less: adjustment on exchange right			(16,586)		—

				~~W~~	6,255,663	~~W~~	5,543,446

1 Fair value of the liability component of exchangeable bonds is calculated by using market interest rates of bonds under the same conditions without the exchangeable rights. The residual amount, after deducting liability component from the issuance amount, represents the value of exchangeable rights and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exercise period for exchangeable rights is from the 60th day from the Issued date to 10 days before the Expiration date.

The maturities of debentures as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	120,000	~~W~~	250,000	~~W~~	670,000	~~W~~	1,860,000	~~W~~	3,380,000	~~W~~	6,280,000

(In millions of Korean won)	December 31, 2019
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	300,000	~~W~~	270,000	~~W~~	370,000	~~W~~	1,990,000	~~W~~	2,620,000	~~W~~	5,550,000

Changes in debentures based on face value for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,550,000	~~W~~	1,300,000	~~W~~	(570,000)	~~W~~	6,280,000

(In millions of Korean won)	2019
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,380,000	~~W~~	820,000	~~W~~	(650,000)	~~W~~	5,550,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

16. Net Defined Benefit Liabilities

Defined benefit plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using market data; such as, interest rates, future salary increase rate and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the defined benefit obligation for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	20,312	~~W~~	(19,875)	~~W~~	437
Current service cost		1,040		—		1,040
Interest cost (income)		202		(199)		3
Remeasurements:						—
Return on plan assets (excluding amounts included in interest income)		—		53		53
Payments from plans (benefit payments)		(1,245)		1,245		—
Payments from the Company		(3)		—		(3)
Transfer in		1,735		(1,735)		—
Transfer out		(1,706)		1,706		—

Ending	~~W~~	20,335	~~W~~	(18,805)	~~W~~	1,530

(In millions of Korean won)	2019
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	20,363	~~W~~	(20,180)	~~W~~	183
Current service cost		1,110		—		1,110
Interest cost (income)		233		(231)		2
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		56		56
Payments from plans (benefit payments)		(1,554)		1,554		—
Transfer in		1,158		(1,158)		—
Transfer out		(2,574)		2,574		—

Ending	~~W~~	18,736	~~W~~	(17,385)	~~W~~	1,351

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

16. Net Defined Benefit Liabilities (cont’d)

Details of the net defined benefit liabilities as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Present value of defined benefit obligation	~~W~~	20,335	~~W~~	20,312
Fair value of plan assets		(18,805)		(19,875)

Net defined benefit liabilities	~~W~~	1,530	~~W~~	437

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Current service cost	~~W~~	1,040	~~W~~	1,110
Net interest expenses of net defined benefit liabilities		3		2

Post-employment benefits	~~W~~	1,043	~~W~~	1,112

17. Other Liabilities

Details of other liabilities as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Other financial liabilities
Payables	~~W~~	5,410	~~W~~	1,134
Accrued expenses		22,213		13,218
Lease liability		592		588

		28,215		14,940

Other non-financial liabilities
Payables		64,568		59,263
Accrued expenses		93,971		128,824
Withholding taxes		284		413

		158,823		188,500

	~~W~~	187,038	~~W~~	203,440

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

18. Equity

18.1 Share Capital

Details of share capital and number of issued shares as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Type of share		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		415,807,920		415,807,920
Share capital	~~W~~	2,090,558	~~W~~	2,090,558

Changes in shares outstanding for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In number of shares)	2020	2019
Beginning	389,634,335	395,551,297
Decrease	—	(5,916,962)

Ending	389,634,335	389,634,335

18.2 Hybrid securities

Details of hybrid securities classified as equity as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	June 30, 2020		December 31, 2019
The 1-1st Hybrid securities	May 2, 2019	Perpetual bond	3.23	~~W~~	349,204	~~W~~	349,204
The 1-2nd Hybrid securities	May 2, 2019	Perpetual bond	3.44		49,881		49,881
The 2-1st Hybrid securities	May 8, 2020	Perpetual bond	3.30		324,099		—
The 2-2nd Hybrid securities	May 8, 2020	Perpetual bond	3.43		74,812		—

				~~W~~	797,996	~~W~~	399,085

The above hybrid securities may be redeemed by the Company after 5 or 10 years from the issuance date.

18.3 Capital Surplus

Details of capital surplus as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Share premium	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,465,893		1,465,893
Gain on sales of treasury share		86,646		86,646
Consideration for exchange rights		16,459		—

	~~W~~	14,759,273	~~W~~	14,742,814

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

18.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Remeasurements of net defined benefit liabilities	~~W~~	(7,702)	~~W~~	(7,664)

Changes in accumulated other comprehensive income for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(7,664)	~~W~~	(53)	~~W~~	15	~~W~~	(7,702)

(In millions of Korean won)	2019
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(7,144)	~~W~~	(56)	~~W~~	15	~~W~~	(7,185)

18.5 Retained Earnings

Details of retained earnings as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Legal reserves	~~W~~	557,405	~~W~~	482,807
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		4,175		4,458
Retained earnings before appropriation		1,562,130		1,624,029

	~~W~~	3,105,710	~~W~~	3,093,294

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

18.5.1 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Beginning	~~W~~	4,175	~~W~~	4,458
Estimated amounts subject to provision (reversal)		5,999		(283)

Ending	~~W~~	10,174	~~W~~	4,175

The adjustments to the regulatory reserve for credit losses for the three-month and the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Provision (reversal) of regulatory reserve for credit losses	~~W~~	(726)	~~W~~	5,999	~~W~~	(998)	~~W~~	(495)
Adjusted profit (loss) after provision (reversal) of regulatory reserve for credit losses[1,2]		(52,136)		867,509		(41,730)		842,444
Adjusted basic earnings (losses) per share after provision of regulatory reserve for credit losses[1] (In Korean won)		(134)		2,226		(107)		2,146
Adjusted diluted earnings (losses) per share after provision of regulatory reserve for credit losses[1] (In Korean won)		(133)		2,208		(107)		2,131

[1]

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit for the period.

[2]	Amount after deducting dividends on hybrid securities.

18.6 Treasury Shares

Changes in treasury shares outstanding for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won and in number of shares)	2020
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares		26,173,585		—		—		26,173,585

Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

5,000,000 treasury shares are deposited at Korea Securities Depository for issuing exchangeable bonds.

(In millions of Korean won and in number of shares)	2019
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares		22,560,240		5,916,962		—		28,477,202

Carrying amount	~~W~~	(968,549)	~~W~~	(267,639)	~~W~~	—	~~W~~	(1,236,188)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

19. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2019, of ~~W~~ 2,210 per share, amounting to total dividends of ~~W~~ 861,092 million, were paid in April 2020. The dividends paid to the shareholders of the Company in 2019 were ~~W~~ 759,736 million (~~W~~ 1,920 per share).

20. Net Interest Expense

Details of interest income and interest expense for the three-month and the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Interest income
Due from financial institutions	~~W~~	24	~~W~~	37	~~W~~	831	~~W~~	1,895
Loans at amortized cost		815		1,506		934		1,013
Loans at fair value through profit or loss		1,376		2,409		1,890		2,255
Other		66		126		82		158

		2,281		4,078		3,737		5,321
Interest expense
Debts		3		3		1,294		2,488
Debentures		32,345		64,440		31,821		62,249
Other		3		6		5		9

		32,351		64,449		33,120		64,746

Net interest expense	~~W~~	(30,070)	~~W~~	(60,371)	~~W~~	(29,383)	~~W~~	(59,425)

21. Net Fee and Commission Expense

Details of fee and commission income, and fee and commission expense for the three-month and the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Fee and commission income
Fees earned in Korean won	~~W~~	231	~~W~~	378	~~W~~	214	~~W~~	350
Fee and commission expense
Fees paid in Korean won		2,914		4,081		2,360		3,139
Fees paid in foreign currency		27		116		—		79

		2,941		4,197		2,360		3,218

Net fee and commission expense	~~W~~	(2,710)	~~W~~	(3,819)	~~W~~	(2,146)	~~W~~	(2,868)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

22. Net Gains on Financial assets at Fair value through Profit or Loss

Net gains on financial assets at fair value through profit or loss consist of gains or losses related to financial instrument that includes dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details net gains on financial assets at fair value through profit or loss for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Gains related to financial instruments at fair value through profit or loss
Dividend income on financial assets designated at fair value through profit or loss	~~W~~	3,533	~~W~~	6,945	~~W~~	3,390	~~W~~	6,784
Gains on valuation on financial assets designated at fair value through profit or loss		210		607		1,754		3,304

		3,743		7,552		5,144		10,088
Losses related to financial instruments at fair value through profit or loss
Losses on valuation on financial assets designated at fair value through profit or loss		370		1,220		176		323

		370		1,220		176		323

Net gains on financial instruments at fair value through profit or loss	~~W~~	3,373	~~W~~	6,332	~~W~~	4,968	~~W~~	9,765

23. Net Other Operating Income

Details of other operating income and expenses for the three-month and the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Other operating income
Dividend income from subsidiaries	~~W~~	—	~~W~~	974,930	~~W~~	—	~~W~~	926,934

Net other operating income	~~W~~	—	~~W~~	974,930	~~W~~	—	~~W~~	926,934

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

24. General and Administrative Expenses

24.1 General and Administrative Expenses

Details of general and administrative expenses for the three-month and the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Employee benefits
Salaries and other short-term employee benefits—salaries	~~W~~	6,092	~~W~~	12,152	~~W~~	5,829	~~W~~	10,770
Salaries and other short-term employee benefits—others		1,065		2,011		1,052		1,955
Post-employment benefits—defined benefit plans		521		1,043		557		1,112
Share-based payments		840		(687)		1,929		1,713

		8,518		14,519		9,367		15,550

Depreciation and amortization		959		1,864		1,259		2,408

Other general and administrative expenses
Travel		—		51		440		636
Communications		136		395		229		398
Tax and dues		87		280		79		291
Publication		72		124		91		148
Rental expense		209		420		241		408
Vehicle		31		55		39		61
Service fees		4,643		9,833		2,919		6,793
Advertising		19		425		15		397
Training		44		304		233		538
Others		1,437		3,196		1,632		3,314

		6,678		15,083		5,918		12,984

	~~W~~	16,155	~~W~~	31,466	~~W~~	16,544	~~W~~	30,942

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

24.2 Share-based Payments

The Company entered into share-based payment plan for executives and employees of the Company and its subsidiaries.

Details of stock grants linked to long-term performance as of June 30, 2020, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
KB Financial Group Inc.
Series 19	Nov. 21, 2017	46,890	Service fulfillment, market performance[3] 35% and non-market performance[5] 65%
Series 21	Jan. 01, 2019	25,172	Service fulfillment, market performance[3] 0~30% and non-market performance[4] 70~100%
Series 22	Apr. 01, 2019	3,226	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 23	May 27, 2019	1,436	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 24	Jul. 17, 2019	11,224	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 25	Jan. 01, 2020	80,568	Service fulfillment, market performance[3] 0~30% and non-market performance[4] 70~100%
Series 26	Mar. 18, 2020	1,086	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Series 27	June 15, 2020	687	Service fulfillment, market performance[3] 30% and non-market performance[4] 70%
Deferred grant in 2015	—	7,674	Satisfied
Deferred grant in 2016	—	8,705	Satisfied
Deferred grant in 2017	—	30,001	Satisfied
Deferred grant in 2018	—	5,960	Satisfied
Deferred grant in 2019	—	26,437	Satisfied

		249,066

Kookmin Bank
Series 75	Jan. 1, 2019	154,997	Service fulfillment, market performance [3] 0~50%, and non-market performance[4] 50~100%
Series 76	Apr. 1, 2019	5,380	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Series 77	May. 27, 2019	4,468	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Series 78	Nov. 21, 2019	36,443	Service fulfillment, market performance[3] 30%, and non-market performance[6] 70%
Series 79	Jan. 1, 2020	266,488	Service fulfillment, market performance[3] 0~50%, and non-market performance[4] 50~100%
Series 80	Mar 1, 2020	7,711	Service fulfillment, market performance[3] 30~50%, and non-market performance[4] 50~70%
Deferred grant in 2015	—	2,759	Satisfied
Deferred grant in 2016	—	19,109	Satisfied
Deferred grant in 2017	—	58,380	Satisfied
Deferred grant in 2018	—	65,587	Satisfied
Deferred grant in 2019	—	98,194	Satisfied

		719,516

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

24.2 Share-based Payments (cont’d)

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
Other subsidiaries
Stock granted in 2010	—	106	Services fulfillment, market performance[3] 10~50% and non-market performance[4] 50~90%
Stock granted in 2011	—	146
Stock granted in 2012	—	420
Stock granted in 2013	—	622
Stock granted in 2014	—	1,100
Stock granted in 2015	—	3,323
Stock granted in 2016	—	6,664
Stock granted in 2017	—	32,717
Stock granted in 2018	—	120,189
Stock granted in 2019	—	334,543
Stock granted in 2020	—	240,498

		740,328

		1,708,910

1

[1]

Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares at the end of the reporting period).

[2]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract)

[4]	Accomplishment of corporates’ and individuals’ performance results
[5]	EPS, Asset Quality, HCROI, Non-banking sector profit
[6]	EPS, Asset Quality

The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

24.2 Share-based Payments (cont’d)

Details of stock grants linked to short-term performances as of June 30, 2020, are as follows:

	Estimated number of vested shares[1]	Vesting Conditions
KB Financial Group Inc.
Stock granted in 2015	7,524	Satisfied
Stock granted in 2016	6,595	Satisfied
Stock granted in 2017	7,385	Satisfied
Stock granted in 2018	14,292	Satisfied
Stock granted in 2019	28,030	Satisfied
Stock granted in 2020	24,985	Proportional to service period
Kookmin Bank
Stock granted in 2015	9,887	Satisfied
Stock granted in 2016	22,442	Satisfied
Stock granted in 2017	31,522	Satisfied
Stock granted in 2018	77,367	Satisfied
Stock granted in 2019	125,342	Satisfied
Stock granted in 2020	82,385	Proportional to service period
Other subsidiaries
Stock granted in 2015	12,190	Satisfied
Stock granted in 2016	40,942	Satisfied
Stock granted in 2017	149,272	Satisfied
Stock granted in 2018	345,625	Satisfied
Stock granted in 2019	551,667	Satisfied
Stock granted in 2020	193,525	Proportional to service period

	1,730,977

[1]

Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

Share-based payment arrangement for subsidiaries was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries is reimbursed by these companies. The accrued expenses representing share-based payments as of June 30, 2020 and December 31, 2019, are ~~W~~ 90,078 million and ~~W~~ 124,853 million, respectively, and the receivables to be reimbursed by the subsidiaries for the compensation costs are ~~W~~ 81,918 million and ~~W~~ 112,997 million, respectively. In addition, The compensation costs from share-based payments that amount to ~~W~~ 687 million were recognized as an reversal for the six-month period ended June 30, 2020 and ~~W~~ 1,713 million were recognized for the six-month period ended June 30, 2019.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

25. Non-operating Income (Expense)

Details of non-operating income and expenses for the three-month and the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Non-operating income
Reversal of impairment losses on intangible assets	~~W~~	268	~~W~~	448	~~W~~	—	~~W~~	—
Others		59		103		591		594

		327		551		591		594

Non-operating expenses
Impairment losses on intangible assets		—		—		4		4
Donation		325		382		565		632
Others		7		7		—		6

		332		389		569		642

Non-operating income (expenses)	~~W~~	(5)	~~W~~	162	~~W~~	22	~~W~~	(48)

26. Income Tax Benefit

Details of income tax benefit for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	2020		2019
Tax payable	~~W~~	—	~~W~~	—
Change in deferred tax assets and liabilities		5,732		1,451
Origination and reversal of temporary differences		5,732		1,451
Tax expense recognized directly in equity		15		15
Remeasurements of net defined benefit liabilities		15		15

Income tax expense	~~W~~	5,747	~~W~~	1,466

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

27. Earnings (Losses) per Share

27.1 Basic Earnings (Losses) per Share

Calculations of basic earnings (losses) per share on the profit attributable to ordinary shares are as follows:

27.1.1 Weighted average number of ordinary shares outstanding

Details of weighted average number of ordinary shares outstanding for the three-month and the six-month periods ended June 30, 2020 and 2019, are as follows:

(In number of shares)	2020		2019
	Three months	Six months	Three months	Six months
Beginning (A)	415,807,920	415,807,920	418,111,537	418,111,537
Acquisition of treasury shares (B)	(26,173,585)	(26,173,585)	(26,966,534)	(25,457,689)

Weighted average number of ordinary shares outstanding (C=A+B)	389,634,335	389,634,335	391,145,003	392,653,848

27.1.2 Basic earnings (losses) per share

Details of basic earnings (losses) per share for the three-month and the six-month periods ended June 30, 2020 and 2019, are as follows:

(In Korean won and In number of shares)	2020				2019
	Three months		Six months		Three months		Six months
Profit (loss) for the period	~~W~~	(49,605,610,263)	~~W~~	880,020,574,695	~~W~~	(42,727,690,967)	~~W~~	841,949,721,037
Deduction: Dividends on hybrid securities		3,256,250,000		6,512,500,000		—		—

Profit (loss) attributable to the ordinary equity holders (A)		(52,861,860,263)		873,508,074,695		(42,727,690,967)		841,949,721,037
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335		391,145,003		392,653,848

Basic earnings (losses) per share (A / B)	~~W~~	(136)	~~W~~	2,242	~~W~~	(109)	~~W~~	2,144

27.2 Diluted Earnings (Losses) per Share

Diluted earnings (losses) per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

27.2.1 Adjusted profit (loss) for diluted earnings (losses) per share

Adjusted profit (loss) for diluted earnings (losses) per share for the three-month and the six-month periods ended June 30, 2020 and 2019, are as follows:

(In Korean won)	2020				2019
	Three months		Six months		Three months		Six months
Profit (loss) attributable to the ordinary equity holders[1]	~~W~~	(52,861,860,263)	~~W~~	873,508,074,695	~~W~~	(42,727,690,967)	~~W~~	841,949,721,037
Adjustment		—		—		—		—

Adjusted profit (loss) for diluted earnings (losses) per share	~~W~~	(52,861,860,263)	~~W~~	873,508,074,695	~~W~~	(42,727,690,967)	~~W~~	841,949,721,037

[1]	The amount is after deducting dividends on hybrid securities.

27.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the three-month and the six-month periods ended June 30, 2020 and 2019, are as follows:

(In number of shares)	2020		2019
	Three months	Six months	Three months	Six months
Weighted average number of ordinary shares issued and outstanding	389,634,335	389,634,335	391,145,003	392,653,848
Adjustment
Stock grants	2,907,973	3,200,650	—	2,626,443

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	392,542,308	392,834,985	391,145,003	395,280,291

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

27.2.3 Diluted earnings per share

Details of diluted earnings per share for the three-month and six-month periods ended June 30, 2020 and 2019, are as follows:

(In Korean won and in number of shares)	2020				2019
	Three months		Six months		Three months		Six months
Adjusted profit (loss) for diluted earnings (losses) per share	~~W~~	(52,861,860,263)	~~W~~	873,508,074,695	~~W~~	(42,727,690,967)	~~W~~	841,949,721,037
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (losses) per share		392,542,308		392,834,985	391,145,003			395,280,291

Diluted earnings (losses) per share	~~W~~	(135)	~~W~~	2,224	~~W~~	(109)	~~W~~	2,130

28. Supplemental Cash Flow Information

Details of cash and cash equivalents as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)	June 30, 2020		December 31, 2019
Due from financial institutions	~~W~~	32,080	~~W~~	18,537
Restricted cash from financial institutions		(3)		(3)

	~~W~~	32,077	~~W~~	18,534

Significant non-cash transactions for the six-month periods ended June 30, 2020 and 2019, are as follows:

((In millions of Korean won)	2020		2019
Changes in receivables and payables from consolidated tax	~~W~~	71,235	~~W~~	(347,491)
Changes in receivables and payables relating to stock grants		(31,080)		(8,727)
Other payables due to treasury shares trust agreement, etc.		—		5,099

Cash inflows and outflows due to interest and dividends for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)	Activity	2020		2019
Prepaid income tax expense	Operating	~~W~~	1,079	~~W~~	1,049
Interest received	Operating		3,762		4,145
Interest paid	Operating		62,918		65,364
Dividends received	Operating		981,935		933,747
Dividends paid	Financing		867,604		759,736

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

29. Contingent Liabilities and Commitments

29.1 Commitments

Commitments made with financial institutions as of June 30, 2020 and December 31, 2019, are as follows:

	June 30, 2020				December 31, 2019
	Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
KEB Hana Bank	~~W~~	200,000	~~W~~	—	~~W~~	50,000	~~W~~	—

29.2 Other Matters (including litigation)

a) The Company has no pending lawsuit as the defendant.

b) The ongoing COVID-19 pandemic has had a negative impact on the global economy, and has increased uncertainty in estimation of the Company’s expected credit losses on certain portfolios and potential impairment on assets. The Company’s ability to generate revenue may be adversely affected by the factors including;

•	uncertainties arising from significant increases in credit risks of borrowers affected by COVID-19 pandemic

•	uncertainties arising from forward-looking macroeconomic information in estimating expected credit losses

•	depreciation of Korean won against major currencies causing increase in the payment amount of principal and interests of debts denominated in foreign currencies; and

•	a significant decline in fair value of the Company’s investments in companies affected by COVID-19 pandemic.

c) On April 10, 2020, the Company has entered into share purchase agreement to acquire 15,000,000 ordinary shares (100% of investments) of Prudential Life Insurance Company Korea Ltd. at ~~W~~ 2,265 billion. The final acquisition amount is expected to be fixed at the acquisition amount above by reflecting the agreed interests (~~W~~ 75 billion) until the Closing date of transactions and the Company’s external outflows until the Closing date of transactions. The Closing date will be determined after the preapproval of the financial authorities.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

30. Related Party Transactions

According to Korean IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 9 for details on subsidiaries.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

Significant related party transactions for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)
Subsidiaries		2020		2019
Kookmin Bank	Interest income	~~W~~	43	~~W~~	1,212
	Fee and commission income		418		779
	Net other operating income		731,926		667,226
	General and administrative expenses		4,211		3,445
KB Securities Co., Ltd.	Net other operating income		80,000		50,000
	General and administrative expenses		474		564
KB Insurance Co., Ltd.	Fee and commission income		—		3
	General and administrative expenses		800		678
KB Kookmin Card Co., Ltd.	Net other operating income		100,004		200,008
	General and administrative expenses		317		457
	Net non-operating income		3		3
KB Asset Management Co., Ltd.	Net other operating income		30,000		—
KB Capital Co., Ltd	Net gains on financial assets at fair value through profit or loss		6,333		9,765
	General and administrative expenses		65		39
KB Life Insurance Co., Ltd.	General and administrative expenses		136		49
KB Real Estate Trust. Co., Ltd.	Net other operating income		30,000		4,700
KB Savings Bank Co., Ltd.	Net other operating income		3,000		5,000
KB Investment Co., Ltd.	Interest income		1,506		1,013
KB Data Systems Co., Ltd.	General and administrative expenses		560		949

[1]	Net other operating income includes dividend income from subsidiaries.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

30. Related Party Transactions (cont’d)

Significant receivables and payables, and related allowance for loan losses arising from the related party transactions as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)
Subsidiaries		June 30, 2020		December 31, 2019
Kookmin Bank	Cash and due from financial institutions	~~W~~	32,080	~~W~~	18,537
	Other assets		463,679		418,114
	Other liabilities		3,958		35
	Property and equipment		47		152
KB Securities Co., Ltd.	Other assets		29,955		52,068
	Other liabilities		50,897		—
KB Insurance Co., Ltd.	Other assets		10,680		14,492
	Other liabilities		7,914		47,580
KB Kookmin Card Co., Ltd.	Other assets		65,772		60,705
	Other liabilities		751		1,394
KB Asset Management Co., Ltd.	Other assets		9,783		15,590
KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		290,889		291,501
	Other assets		16,119		18,995
	Other liabilities		65		—
KB Life Insurance Co., Ltd.	Other assets		2,372		3,956
	Other liabilities		5,787		8,636
KB Real Estate Trust Co., Ltd.	Other assets		15,015		13,979
KB Savings Bank Co., Ltd.	Other assets		3,064		3,727
KB Investment Co., Ltd.	Loans at amortized cost		150,000		120,000
	Other assets		3,802		2,904
	Other liabilities		—		59
KB Data Systems Co., Ltd.	Property and equipment		390		438
	Intangible assets		1,984		1,145
	Other assets		1,837		2,721
	Other liabilities		445		333
KB Credit Information Co., Ltd.	Other assets		702		849
	Other liabilities		—		241

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

30. Related Party Transactions (cont’d)

Right-of-use assets and lease liability with related parties as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)			June 30, 2020		December 31, 2019
Subsidiary	Kookmin Bank	Right-of-use assets	~~W~~	47	~~W~~	152

Unused commitments by a related party as of June 30, 2020 and December 31, 2019, are as follows:

(In millions of Korean won)			June 30, 2020		December 31, 2019
Subsidiary	KB Kookmin Card Co., Ltd.	Unused commitments of credit card	~~W~~	2,577	~~W~~	2,255

Share transactions with related parties for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)			2020		2019
Subsidiary	KB Capital Co., Ltd.	Paid-in capital increase of ordinary shares	~~W~~	50,000	~~W~~	50,000
Subsidiary	KB Investment Co., Ltd.	Paid-in capital increase of ordinary shares		—	~~W~~	50,000

Loan transactions with related parties for the six-month periods ended June 30, 2020 and 2019, are as follows:

(In millions of Korean won)			2020
			Beginning		Loans		Ending
Subsidiary	KB Investment Co., Ltd.	Loan	~~W~~	120,000	~~W~~	30,000	~~W~~	150,000

(In millions of Korean won)			2019
			Beginning		Loans		Ending
Subsidiary	KB Investment Co., Ltd.	Loan	~~W~~	50,000	~~W~~	70,000	~~W~~	120,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

30. Related Party Transactions (cont’d)

Compensation to key management for the six-month periods ended June 30, 2020 and 2019, consists of:

(In millions of Korean won)	2020
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered director (executive)	~~W~~	578	~~W~~	14	~~W~~	(319)	~~W~~	273
Registered director (non-executive)		315		—		—		315
Non-registered director		2,174		71		(368)		1,877

	~~W~~	3,067	~~W~~	85	~~W~~	(687)	~~W~~	2,465

(In millions of Korean won)	2019
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered director (executive)	~~W~~	487	~~W~~	13	~~W~~	413	~~W~~	913
Registered director (non-executive)		293		—		—		293
Non-registered director		1,797		70		1,300		3,167

	~~W~~	2,577	~~W~~	83	~~W~~	1,713	~~W~~	4,373

The Company paid ~~W~~ 35 million and ~~W~~ 225 million to KB Securities Co., Ltd., a subsidiary, for the underwriting and arrangement of debentures and hybrid securities for the six-month periods ended June 30, 2020 and 2019, respectively.